EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:

Pre-tax income from continuing operations	$(5,618,455)	$(5,146,916)	$1,210,213	$1,022,764	$976,782
Interest expense	114,226	85,740	75,294	55,896	54,322
Portion of rentals deemed to be interest	3,286	3,297	3,322	3,339	2,836

Earnings	$(5,500,943)	$(5,057,879)	$1,288,829	$1,081,999	$1,033,940

Fixed Charges:

Interest Expense	$114,226	$85,740	$75,294	$55,896	$54,322
Portion of rentals deemed to be interest	3,286	3,297	3,322	3,339	2,836

Fixed Charges	$117,512	$89,037	$78,616	$59,235	$57,158

Ratio of earnings to fixed charges	-46.8	-56.8	16.4	18.3	18.1